Exhibit 12(a)

Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)	2013		2012	2011		2010		2009

Earnings(1) :
Income (loss) before income tax expense (benefit)	$243,045		$(339,555)	$178,828		$244,415		$143,670
Fixed charges	73,726		116,381	249,743		282,456		337,376
Other adjustments(2)	(6,920)		(6,070)	(4,874)		(3,381)		125

Total earnings (loss) (a)	$309,851		$(229,244)	$423,697		$523,490		$481,171

Fixed charges(1):
Interest on deposits	$36,604		$40,897	$45,108		$61,229		$122,112
Interest on borrowings	25,312		63,617	193,155		209,446		203,063
Interest portion of rental expense(3)	11,785		11,847	11,462		11,560		11,781
Other adjustments(4)	25		20	18		221		420

Total fixed charges (b)	$73,726		$116,381	$249,743		$282,456		$337,376

Ratio of earnings to fixed charges (a/b)(6)	4.20	x	–	1.70	x	1.85	x	1.43	x
Earnings, excluding interest on deposits:
Total earnings (loss)	$309,851		$(229,244)	$423,697		$523,490		$481,171
Less interest on deposits	36,604		40,897	45,108		61,229		122,112

Total earnings (loss) excluding interest on deposits (c)	$273,247		$(270,141)	$378,589		$462,261		$359,059

Fixed charges, excluding interest on deposits:
Total fixed charges	$73,726		$116,381	$249,743		$282,456		$337,376
Less interest on deposits	36,604		40,897	45,108		61,229		122,112

Total fixed charges, excluding interest on deposits (d)	$37,122		$75,484	$204,635		$221,227		$215,264

Ratio of earnings to fixed charges, excluding interest on deposits (c/d)(5)(6)	7.36	x	–	1.85	x	2.09	x	1.67	x

(1)
As defined in Item 503(d) of Regulation S-K

(2)
For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest and subtracting interest capitalized.

(3)
The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.

(4)
For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs.

(5)
The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.

(6)
Earnings for the period ended December 31, 2012 were inadequate to cover fixed charges. Additional earnings of $345.6 million would have been needed to bring both the ratio of earnings to fixed charges and the ratio of earnings to fixed charges, excluding interest on deposits, to 1.0.